UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL EVENT
DISTRIBUCIÓN Y SERVICIO D&S S.A.
Securities Registry No. 0593

Santiago, July 14, 2008

Messers.
Securities and Insurance Commission
Attn.: Guillermo Larraín Ríos
Chairman
Av. Libertador Bernardo O’Higgins 1449
Santiago
CHILE

Dear Mr. Larraín:

This notice is sent pursuant to article 9 and the second paragraph of article 10 of Law 18045, and paragraph 2.2 of Section II of General Rule 30 issued by the Commission.

The information contained in this notice is disclosed in order to provide an accurate, sufficient and timely account of the events and information mentioned herein, since these are matters related to Distribución y Servicio D&S S.A. (“D&S”), its businesses and the publicly-traded securities issued by the same, as soon as the event occurred or D&S was made aware of the same. This information should be deemed material by any reasonable person for the purposes of making investment decisions.

The Commission is advised that, as resolved at the 292nd Regular Board of Directors’ Meeting of D&S, held on January 22, 2008, I am authorized to act individually in the qualification and reporting of material events relating to D&S.

In light of the above and in the exercise of the authorities vested upon me to that effect by the Board of Directors of D&S, I hereby report to the Commission on the following MATERIAL EVENT:

1.
As a consequence of the periodic revision of the accounting estimations of the company, and based on technical information supporting the decision thereby, in ordinary session held on June 24, 2008 the Board of Directors of D&S resolved to modify the estimation of the economic lifespan of the “Structural Work” corresponding to the construction of its stores, from 20 to 50 years.

2.
The amendment mentioned above will cause the reduction of further annual charges arising from depreciation in D&S by the aforementioned concept. This reduction will amount to approximately Ch$17,000 million in 2008. The aforesaid effect will be partially reflected in the consolidated FECU as of June 30, 2008.

3.	The accounting estimation adopted is consistent with those used by the relevant industry.

4.	Notwithstanding the foregoing, the amendment informed hereby will cause no further effects in the economic, financial, commercial, operational or legal situation of D&S or its businesses.

Kindest regards,

Enrique Ostalé Cambiaso CEO Distribución y Servicio D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: July 14, 2008